UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 27, 2013.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Highlights

•	Golar LNG (“Golar” or the “Company”) reports third quarter 2013 (“third quarter”) net loss of $13.1 million (including a non-cash loss of $8.2 million on interest rate swaps).
•	EBITDA* generated in the quarter amounts to a loss of $3.3 million.
•	Golar concludes $1.1 billion funding facility for eight of its thirteen newbuilds.
•	Ten year FSRU time charter for the Golar Eskimo concluded with the Hashemite Kingdom of Jordan.
•	Five year FSRU time charter for the Golar Igloo concluded with the Kuwait National Petroleum Company.
•	Golar Tundra shipbuilding contract amended to include FSRU capability with a revised delivery date of November 2015.
•	Spot charter rates hold firm however market remains volatile and inefficient – Gimi and Golar Viking experience prolonged periods of offhire.
•	Board maintains dividend at $0.45 for the quarter.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Subsequent events

•	The Company takes delivery of the Golar Seal (“Seal”) and Golar Celsius (“Celsius”) in October.
•	Golar Arctic commences scheduled drydock.
•	Golar receives financing commitment in respect of four of its remaining five unfinanced newbuildings.

Note on Accounting Treatment for Golar Partners

Effective December 13, 2012, the operating income of Golar LNG excludes the operating results of Golar Partners. This means that the Company’s share of the Partnership’s results are now split and recorded below operating income based on the class of shares held.

Dividends pertaining to the Company’s common unit holding in the Partnership, General Partner stake and Incentive Distribution Rights (IDRs) will be treated and reported as dividend income. Equity in Net Earnings of Affiliates will include Golar’s share of the Partnership’s results in respect of the Company’s holding in the subordinated units only. Against these earnings will be a charge in relation to amortization of a share of the basis difference representing the fair value gain recognized upon deconsolidation. Where there has been an asset sale to the Partnership, as was the case in the first quarter (“first quarter”) the asset concerned will be recorded at fair value and a gain or loss on sale will be recognized within operating income. A portion of the gain or loss will be deferred and amortized over the remaining useful life of the asset concerned.

Financial Review

Following the IPO of the Partnership by the Company (together “the Golar Group”) and subsequent dropdowns of a large portion of Golar’s operating fleet, the majority of the vessels in the Golar Group now reside in Golar Partners. Based on third quarter operating results of both the Company and Golar Partners, 85% of the aggregate net time charter revenue is sourced from vessels that are operating within Golar Partners’ corporate structure. Vessels remaining within Golar’s deconsolidated third quarter operating results are represented by the five vessels which have not yet been dropped down to Golar LNG Partners, including Golar Arctic and Viking (both modern operational vessels), Golar Gandria and Hilli (both first generation vessels currently in layup pending conversion projects) and Gimi (first generation vessel which concluded a short term charter in June and is now being prepared for layup pending conversion). Costs incurred by Golar in its deconsolidated operating results include, primarily, direct operating costs of those five vessels, general and administration costs, as well as expenses related to the build-up in officer ranks for its newbuilding fleet and project related expenses for prospective FLNG and FSRU projects. Although scheduled for delivery in late-September, the Seal was not presented to the fleet until October 3rd and therefore made no contribution to third quarter earnings. As the operating performance of Golar Partners has such a material impact on the Company’s over-all financial outcome, the following review for the third quarter considers group wide results (i.e. including Golar Partners) as well as the deconsolidated results.

Golar Group Results
Total revenue for the third quarter of 2013 at $103.1million is in line with the second quarter. Despite a full quarter contribution to revenue from both the Golar Winter and the Methane Princess which were in drydock during the second quarter together with an uplift in the Golar Spirit and Winter hire rates, offhire and associated voyage costs for Golar Viking and the Gimi which were both idle for a greater portion of the third quarter entirely offset this. The increase in unscheduled offhire of the Viking and Gimi also contributed to a reduced third quarter Time Charter Equivalent (“TCE”) of $96,220 per day compared to $107,945 for the second quarter. Direct vessel operating expenses at $16.9 million do however compare most favourably with the previous quarters $20.0 million. Total operating costs declined to $20.8 million from $24.0 million in the second quarter despite $3.9 million of operating expenses related to the build-up of our officer complement for the newbuilding programme.

Underlying administration expenses (i.e. non-project related) of $4.0 million are slightly lower than the previous quarter at $4.2 million. Project related expenses of $2.6 million, which represent the balance of third quarter total administration costs of $6.6 million, are in line with the second quarter ($2.5 million) and consist primarily of costs related to the Keppel FEED study and ongoing contract negotiations together with Douglas Channel and other FLNG ventures currently being pursued.

Net financial expenses at $9.8 million are slightly higher than the second quarters $9.3 million. Other financial items at $16.4 million consist mainly of non-cash mark to market valuation of interest rate swap losses and financing commitment fees.

To assist investors with prior quarter comparisons and assessments of underlying operating performance of the Golar Group, the Company presents in the table below some operating performance metrics including the impact of Golar Partners on a consolidated or group wide basis.

	(Including Consolidation of Golar Partners)
(in thousands of $)	Jul-Sep 2013	Apr – Jun 2013(1)
	(unaudited)	(unaudited)
Total revenues	103,122	103,817
Vessel operating expenses	20,796	23,974
Voyage and commission expenses	5,747	3,298
Administrative expenses	6,612	6,915
Depreciation and amortization	25,487	25,216
Operating income	44,480	44,414
Interest income	695	658
Interest expense	(10,512)	(9,987)
Other financial items	(16,398)	47,547

(1) Please see Appendix A for reconciliation to the results as reported in the condensed statements of income.

Golar Deconsolidated Results
The Company’s deconsolidated results show an operating loss prior to depreciation and amortization of $3.3 million with the main components being total operating revenue at $17.0 million (down from second quarter 2013 at $27.9 million due to a substantial increase in commercial waiting time for Golar Viking and no hire being earned by the Gimi which had been on hire until mid-June), vessel operating expenses of $9.8 million, and administrative costs at $5.6 million. The above resulted in a third quarter deconsolidated net operating loss of $11.9 million.

The contribution to the Company’s net income deriving from the operating results of Golar Partners comes largely in the form of dividend income on common units, its general partner stake and incentive distribution rights, which collectively totalled $7.8 million for the third quarter. Dividend income shown in the income statement does not include cash received in respect of the Company’s ownership of the Partnership’s subordinated units. When all classes of ownership are taken into account, the aggregate underlying cash dividend received during the third quarter of 2013 is $16.0 million which is in line with that received in the second quarter.

Golar reports net financial income of $1.3 million earned predominantly on its holding of Golar Partners’ high yield bond and enhanced further by deposit interest from cash balances earmarked to meet the Company’s newbuild pre-delivery instalment obligations. Non-cash deemed interest in relation to the newbuilding program is capped by the interest payable on Golar’s secured debt facilities and corporate borrowings. During the third quarter there were two debt facilities, one secured against the Golar Arctic and one secured against the Golar Viking. There were no corporate borrowings. Interest expense is therefore $nil this quarter and will be close to $nil in the fourth quarter despite the drawdown of secured facilities in respect of the recently delivered Seal and Celsius and the part utilisation of a corporate facility. Other financial items of $12.1 million relate primarily to non-cash losses on interest rate swaps and commitment fees in respect of the newbuild facility.

Financing

USD 1.125 billion newbuilding facility
On July 25 the Company executed a USD $1.125 billion financing agreement (“the Facility”) to fund the first 8 of its 13 newbuild vessels and FSRUs. The facility is divided into three tranches: A term loan of USD $450 million funded by a consortium of lenders and guaranteed by a 95% Korea Trade Insurance Corporation (“K-Sure”) policy; A term loan of USD $450 million funded by The Export Import Bank of Korea (“KEXIM”), and; A term loan of USD $225 million funded by a syndicate of commercial banks (the “Commercial Tranche”). The tranches have a 12 year repayment profile. In anticipation of entering into this financing, the Company had previously entered into interest rate swaps to hedge the majority of the loan such that the all-in interest cost for the initial seven years of the facility will be approximately 3.74%.

Four-unit financing commitment
The Company is working with ICBC Financial Leasing Co. Ltd. (“ICBCL”) in relation to a sale and leaseback transaction for four of the remaining five unfinanced newbuildings. ICBCL has obtained its internal credit approval for the transaction, and has signed off on a general termsheet. Final documentation is still being prepared.

The financing structure will fund up to approximately 90% of the purchase price of each vessel. Vessels will successively be bareboat chartered by the Company at a fixed rate for a firm period of 10 years. The lease is not reliant on long-term charters being in place although the ultimate ambition of the Company is that these and the majority of its existing and future fleet will eventually be employed under long term charters and therefore reside in Golar Partners. Under the leasing structure, the Company has options to purchase the vessels after the fifth anniversary of the financing.

As with the eight-unit facility completed in July, the Company had entered into interest rate swaps in 2012 in anticipation of financing being put into place. This enabled the Company to secure very competitive hedging rates to limit its interest exposure. This means that the cost of the lease agreement including an exercise of the of purchase option remains competitive, with an all in financing cost at a level lower than Libor + 300 bp.

To date $1.118 billion of the total $2.74 billion newbuilding capital expenditure has been paid. Of this $256.4 million has been funded by drawdowns against the $1.125 billion facility. Taking into account the $869 million undrawn balance of the Facility and current free cash reserves, the company was looking at an unfunded balance of $697 million to fully satisfy its newbuilding programme. The commitment in respect of these four newbuildings will be sufficient to cover this.

Corporate and other matters

FSRU activities
On July 31 the Company announced that it had entered into a firm Floating Storage and Regasification (FSRU) time charter with the Government of the Hashemite Kingdom of Jordan, represented by the Ministry of Energy and Mineral Resources (“the Government”).

The FSRU Golar Eskimo will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. To this end, certain modifications must be made to the vessel to ensure that it is compatible with this structure, the costs of which are for Golar to bear and are not expected to exceed 10% of the delivered FSRU price. Golar has commissioned the builder, Samsung, to carry out these modification works. This will postpone the expected delivery from May 2014 to its scheduled contract commencement in the fourth quarter of 2014. Annual EBITDA contribution to Golar for the first five years of the contract will be approximately $46 million and approximately $43 million per year for the second five year term. The Government has the option to terminate the time charter after year five, subject to payment of a significant early termination fee.

On August 4 Golar executed a firm contract to provide the Kuwait National Petroleum Company (“KNPC”) with FSRU services to support their LNG import operations at Mina Al Ahmadi. With an initial term of five years, the contract contemplates the provision of portside FSRU services for an anticipated nine months of the year together with a three month window where the vessel is free to pursue spot carrier and other short term business opportunities. Winter scheduling of the three month stand-down period together with favourable positioning mean that the company is optimistic for the vessel’s trading prospects. The 170,000cbm newbuild FSRU Golar Igloo will service the contract that is set to commence in March 2014. With a total contract value of approximately $213 million covering both capital and operating elements over five years, Golar expects to supplement these earnings with additional hire payments during the winter months each year. Scheduled for delivery in December of 2013, the company is pursuing short term winter voyage business and the Igloo may also be in a position to collect a commissioning cargo in advance of commencing FSRU operations in March.

As both this and the Jordanian contracts are for five years or more, both vessels will be offered to Golar Partners to acquire. Assuming these transactions proceed as planned, significant cash will be freed up for Golar LNG. Furthermore, these transactions will significantly increase the distribution capacity of Golar Partners leading to increased distributions for Golar LNGs existing unit position as well as its ever more valuable incentive distribution rights.

Although the Chilean project remains subject to indeterminate delays, Golar continues to engage in discussions with Gas Atacama and remains the exclusive FSRU provider. As the start-up for this project is now likely delayed beyond 2015, an additional newbuild FSRU will be considered and pricing under the contract shall be reviewed at the point in time in which the project is ready to go firm. Significant uncertainties are however linked to completion and possible start-up of this project.

Several new FSRU projects have been launched in recent months. Active projects include Egypt, Ghana, Columbia and India. These projects and additional new ones may create interesting opportunities for our FSRU Golar Tundra which will be delivered in 2015.

Newbuild Deliveries
On October 3rd the Company took delivery of its first Samsung built, TFDE LNG carrier, the Golar Seal. Its second LNG carrier the Golar Celsius was delivered on October 31st . Both vessels have been financed through the $1.125 billion facility with approximately 65 % leverage equal to USD 128 million per ship. The cash break even TC rate in order to cover operating cost, interest expense and full amortisation of debt is estimated to be USD 57,000 per day. Both vessels are currently waiting to commence their first cargo voyage. The current market represents a generally difficult short term employment environment. Certain additional challenges and commercial disadvantages are linked to chartering out a warm vessel with no trading record coming directly from the yard.

Viking and Gimi
Despite spot charter rates holding relatively firm in the third quarter, performance of the Viking was disappointing. With the vessel redelivered in the East in mid-July, and seeing a low number of cargoes available in that region, Viking was eventually repositioned to the Atlantic Basin where she subsequently secured a voyage charter in November. The Company has also encountered problems fixing the 1976 built 125k cbm Golar Gimi after completing its last time charter. In view of this, the Board has decided to prepare Gimi for layup. Gimi,, Gandria and Hilli will be kept in proper lay-up condition pending the firming up of conversion opportunities for these vessels.

Drydockings
The second quarter drew to a close a particularly eventful nine-month program of drydockings, the likes of which are not expected again prior to 2018. The impact of these has been most heavily felt by Golar Partners where all of the affected vessels reside. No vessels were docked during the third quarter. This is set to change during the fourth quarter when the Golar Arctic will enter Keppel drydock for her scheduled five year special survey. In light of sub-optimal utilisation of the Viking, Gimi’s transition to layup and initial positioning costs of the Seal and Celsius, the drydocking of the Arctic is expected to result in materially lower fourth quarter deconsolidated net revenue to Golar.

Shares and options
During the quarter 17,368 options were exercised. As at 30 September, 2013 there are 539,959 remaining options. The total number of shares outstanding in Golar excluding options as at September 30, 2013 is 80,536,480.

Dividend
Although disaapointed with the third quarter operating performance, the Board has decided to hold the dividend to $0.45 cents. The Board sees the dividend as an important part of the compensation to shareholders. Stress tests on the Company’s operation and cash position based on the existing financing arrangement and a very weak rate environment have concluded that the current dividend payment can be kept without a requirement for new equity even in a scenario when the LNG shipping market remains in over supply until big volumes of new liquefaction deliver in 2016 and 2017.

The record date for the dividend will be December 6, ex-dividend date is December 4 and the dividend will be paid on or about December 20, 2013.

Floating Liquefaction (“FLNG”)

The recent insolvency filings in British Columbia by LNG Partners, may impact the execution path for the Douglas Channel floating liquefaction project. Golar is working diligently with HN LNG Limited Partnership and other relevant stakeholders to resolve remaining commercial issues and enable a final investment decision that will allow the project to move forward. The topography of the coastline in this territory is extremely well-suited for floating liquefaction solutions. Golar has the unique ability to deliver a financed, complete technical solution within approximately 30 months of a full commitment being made using our recently completed FEED, and as such we remain confident that we are very well positioned to secure the firm pipeline capacity and site access required for a successful project.

Golar completed its FEED study at the end of August, 2013. The FEED confirmed that conversion of an existing LNG Carrier into a Floating Storage and Liquefaction Vessel (FSLV) will take approximately 30 months from financial commitment and will be competitive with the lowest cost liquefaction solutions in the market. Golar is now negotiating conversion and liquefaction contracts with Keppel Shipyard and topside partners with the goal of finalizing all contracts by year end. Some additional time has been added to account for operations currently contemplated at three specific sites with significant differences in water temperature and sea conditions.

The Company is currently focusing on markets in the Americas and West Africa that offer multiple opportunities to deploy FSLVs. In North America, liquefaction tolling structures and Henry Hub-indexed transactions for brown-field projects are well established with a toll fee in the region of $3.00 (covering capital and operating costs) plus fuel consumed in the liquefaction process being a common benchmark for 20 year transactions with substantial credit support, 20 year commitments and large volumes. In West Africa Golar is currently in discussions with producers targeting stranded reserves ranging in size from 400 BCF to 2.5 TCF. The Board believes that Golar’s ability to offer economic liquefaction solutions for smaller reserve sizes is unique in the industry.

While a 20 year tenor is the base case for commercial discussions around Golar’s 4-train (~2.5 MTPA) FSLV, many potential transactions have shorter terms or less liquefaction capacity. Golar’s Board is comfortable with the Company’s pursuit of transactions in the 7 to 15 year range with capacities as low as 0.6 MTPA for deals that are priced at a premium to the benchmark toll.

Tolling fees, which will be somewhat dependent on factors such as location, port infrastructure requirements, capacity and counterparty credit quality in this range should generate approximately $125 million to $200 million of annual EBITDA for each million tonnes of liquefaction capacity. Many of Golar’s current opportunities offer additional revenue potential through upside sharing in commodity uplift, Golar being an off-taker of LNG, Golar providing shipping or offering a full chain integrated floating solution.

The Board is enthusiastic about the progress being made on the Company’s project portfolio and is increasingly comfortable with the prospect of ordering long lead items with a view to commencing the first FLSV conversion.

In anticipation of ordering these long lead items the Board is considering certain measures to increase the Company’s ability to fund a speculative FLNG vessel conversion. Measures may include balance sheet restructure as well as the formation of a separate entity for the FLNG business. Golar has received strong interest from several investors/co-operations who are willing to participate in such a speculative FLNG contracting unit. The economics in the preliminary calculations indicate are very compelling.

Shipping

Overall charter rates during the third quarter remained more resilient than many market observers expected. Despite uncertainty surrounding the Atlantic shipping market at the beginning of the quarter, spot rates for a steam turbine vessel averaged a little over $100,000 per day with a peak fixture being concluded at just over $115,000 per day.

The blockade of the Bonny terminal in Nigeria by NIMASA, the local maritime agency, which began in June and continued into July meant that while some shipping demand was removed by a lack of cargoes, vessels were not easily re-deployed due to a lack of clarity about when loadings would recommence. Numerous vessels therefore waited for cargoes outside Bonny and this had a knock-on effect on shipping logistics. A lack of appropriate well placed tonnage meant that those vessels that were well positioned commanded strong charter rates in the spot market. Conversely, vessels that were out of position, as was the case with the Viking, or had restrictions on where they could trade had more difficulty securing employment. Higher rates for modern vessels also made vintage tonnage increasingly attractive to charterers. Several older vessels were fixed at discounted rates during July. Market tightness in the summer was further exacerbated by dry docking schedules. A record 52 new LNG carriers were delivered during 2008, all of which are to be dry docked this year. Many of these dockings were scheduled during the summer when shipping demand was expected to be lower, crimping supply and thus preserving rates.

During August a series of cargoes were being marketed for FOB sale from Atlantic projects such as Nigeria, Trinidad and Egypt. Finding appropriate available tonnage for these cargoes was extremely difficult. Portfolio players with possible length started to withdraw tonnage from the chartering market in order to secure these cargoes. Meanwhile shipping demand was not so strong in the Pacific and the inter basin spread in charter rates widened significantly.

Initial cargoes from Angola LNG raised the prospect of full production being reached before year-end, the project’s ships being withdrawn from the spot market and possibly further vessels being required. Continuing problems however mean that the Soyo plant is producing only a drip feed of cargoes and full production is not now expected until well into 2014 at the earliest.

Whilst the spot market remained healthy, especially in the Atlantic, the medium term market softened on the back of anticipated newbuildings being delivered. A steam turbine vessel was fixed in July for one year at below $80,000 per day, with delivery in October. A larger reheat steam turbine newbuilding was also fixed for 6 months with a similar delivery window and a DFDE newbuilding was committed to an energy major for 12-18 months at a rate rumoured to be just over $80,000 per day.

Strong Atlantic demand during July and August encouraged some owners, including Golar, to position vessels from the east in order to capture some of this business. Despite healthy charterer interest, fixing activity was however limited during early September with the easing of summer demand in Asia and winter demand yet to materialise. After a tight few months, the Atlantic tonnage list began to grow once again with limited feasible cargo opportunities available. Rates softened from summer peaks of $110-115,000 per day reverting to levels also seen in the Pacific. Towards the end of September requirements from export projects and trading houses (largely picking up European reloads) began to soak up tonnage in both basins. This is a trend that has continued through October to the present date.

Looking ahead and as the table below shows, supply of LNG carriers will arrive in the market before the ramp up of liquefaction projects is complete. This excess supply is expected to exert downward pressure on day rates in 2014 and 2015. However, the oversupply of vessels is expected to trough in 2015 and then tighten rapidly as liquefaction from Australian Projects and Sabine Pass ramps up in 2016.

All values scaled to 160,000 m3 equivalent LNGCs	2013	2014	2015	2016+

Vessel Demand	5	15	17	81
Vessel Supply	(9)	(28)	(30)	(40)
Vessel Retirements	5	7	6	12

(over)/under supply	1	(6)	(7)	53
Cumulative (over)/under supply	1	(5)	(12)	41

As always in shipping markets, the rate and amount of retirements of older tonnage will be a key driver of the overall supply and demand balance. The Company is only assuming that ships over 30 years old (built in 1984) are retired over a 4 year period.

A recent revival in demand for drybulk carriers, product tankers, crude carriers and container vessels has significantly tightened yard capacity in the next two – three years and may ultimately squeeze yard availability to supply sufficient capacity to meet rapidly increasing LNG production arriving in 2016 – 2017. This has the potential to recreate a similar situation to that experienced when the big Qatari trains where ramped up in 2011.

LNG Market

As with the shipping market, the LNG cargo market experienced an uncertain start to the third quarter due to the Bonny terminal blockade. Whilst buying demand in Asia was subdued, interested buyers were deprived of a major source of spot cargoes and were perhaps at risk of having previously acquired cargoes delayed or cancelled. This contributed to a slight firming of the Far East market during July, despite limited activity. Some activity could also be attributed to utility companies opportunistically topping up storage tanks whilst prices were a little softer. Several spot DES cargoes were sold by Angola LNG on a tender basis, all of which was destined for Far Eastern buyers.

Nigerian cargoes began to flow fairly freely upon lifting of the blockade and additional cargoes were also marketed from Norway and Trinidad during August. Seasonal weakness as the end of summer approached meant that demand did not however noticeably pick up in August, despite the nuclear induced power shortages in Korea. Far East price markers for autumn delivery therefore fell slightly, allowing a couple of buyers to take the opportunity to pick up some spot cargoes.

Many of the interbasin cargoes continued to be sourced as reloads from European import terminals. Where Zeebrugge and the Spanish terminals have led the way on re-exports in recent years, Fos, Montoir and the relatively new GATE terminal have stepped up activity recently. Numerous cargoes have moved east from these terminals and other Atlantic projects during the last three months as prices and Far Eastern demand pick up.

During October, ENARSA and YPF announced a tender to supply close to 100 cargoes to Argentina’s two terminals throughout 2014 and 2015. BP was awarded the majority of deliveries into the southern Bahia Blanca terminal and Gas Natural was awarded all of the volumes into the northern Escobar terminal. ENARSA issued a further tender for volumes to be delivered in 2014 in late October and expects to award these volumes by the end of this month.

Outlook

As advised in previous quarters and with the bulk of cash earnings being generated from vessels owned by Golar LNG Partners, the deconsolidated financial performance of the Company is at an unsatisfactory level. The opportunities for the Golar fleet to create earnings is being constrained with 3 out of the 5 vessels either in layup or in preparation for such whilst the Company carries the burden of costs related to support our investments in LNG carrier fleet expansion and the floating LNG production initiative.

On a group-wide basis however, operating income remained relatively stable as the up-time performance for vessels under charter remained high and highlights the solid performance of our in-house technical manager, Golar Wilhelmsen Management. The Golar fleet did not experience any technical downtime during Q3.

The delivery of Golar’s newbuildings that began in October of this year and will continue on through 2014 will result in the Company controlling approximately one third of the available modern multi-fuel vessels. In the current market charterers are holding back from adding long term structural capacity to their portfolios, and are only willing to do such chartering at what Golar considers to be unattractive rates The Board believes that given our dominant position with the high efficiency multi-fuel vessels, a shorter term chartering strategy will be viable until the new production facilities, which add up to 100 MMTPA representing approximately 37of existing production, delivers.This should be measured against an orderbook of around 30% The short term direction of the market will, to a large extent, be decided by how much producers are able to debottleneck existing production facilities. Of special importance is ramp up and stabilizing existing production from facilities in Nigeria and Angola. Investors are however reminded that the introduction of a relatively large number of newbuildings to the market, trading in the spot market will mean the Company is exposed to pressure both on charter rates and more so on commercial utilization levels. As observed in the Company’s Q3 results, there are significant fuel, boiloff and operating costs linked to having vessels in idle positions. This is particularly the case for old and new steam driven vessels where negative operating cost for idling vessels can cost up to USD 30.000 per day when the full boilers are on.

The floating LNG production project continues at pace and remains promising. The results of the FEED study conducted in cooperation with Keppel shipyards has confirmed very attractive pricing against all known alternatives and a delivery schedule that facilitates a fast track approach to projects. The Company’s long term optimism in this arena is supported by the historical experience on FSRU projects where, in approximately 6 years from the delivery of Golar’s first permanently moored storage and regasification facility, floating solutions have become the norm for that segment of the value chain given the advantages related to cost, schedule, permitting, and financing. It is apparent that floating LNG production, which has the same inherent advantages over land based facilities, will have a similar impact on the industry including an acceleration in the number of new export outlets expected to come on-stream (as was the case with FSRU’s). Such a global development is likely to lead to a conversion of the world’s gas market into a more integrated market with lower global price differentials.

The Company’s current focus on the FSRU side is the implementation of its two latest long term contracts for Kuwait (Golar Igloo) and Jordan (Golar Eskimo). Both of these FSRUs are of course candidates for dropdown to Golar Partners. The construction of both of these vessels continues on schedule at Samsung Heavy Industries and as such both vessels will be delivered on time into these contracts. With each of these assets dropped down to Golar Partners, the dividend level to be distributed by the Partnership is expected to increase. Golar owns 100 % of the incentive distribution rights of the Partnership and with the current Partnership quarterly distribution level at $0.5225 per unit, the IDR threshold is currently at 25% (including GP units). The anticipated dropdowns of the Kuwaiti and Jordanian FSRUs are expected to bring the IDR level closer to the 50% threshold which will be achieved when the Partnership’s quarterly distribution level reaches $0.5775. To date, the Company has received $3.7m from IDR contributions, most of which stem from the 25% IDR threshold being reached. The IDRs therefore represent material benefit to the Company.

The operating results from Q4 will continue to suffer from commercial waiting time for the three vessels currently trading in the spot market, and will continue to be unsatisfactory. There have in the recent weeks been signs of a more active market partly driven by seasonal strengthening but also by very firm Asian prices. However this strengthening is not likely to largely influence the Q4 numbers which in all likelihood will be worse than Q3.

Any additional drop down of vessels prior to year end will however significantly improve net income for the quarter.

In this waiting for more production to come on stream environment the Board is however pleased that the Company has completed the financing of 12 of the 13 newbuildings and that, combined with the anticipated drop down of the two FSRUs, we will have financial strength to sail through a potentially weak spot market and still continue to pay a high dividend distribution to our shareholders. Any positive development in this short term challenging market situation might greatly increase our dividend distribution and growth prospects

APPENDIX A – RECONCILATION OF RESULTS INCLUDING CONSOLIDATION OF GOLAR PARTNERS

	Jul – Sep 2013	Golar Partners Complete Basis (100%)	Consolidation Adjustments	(Including consolidation of Golar Partners) Jul – Sep 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	17,030	87,633	(1,541)	103,122
Vessel operating expenses	9,763	12,575	(1,542)	20,796
Voyage and commission expenses	5,011	736	—	5,747
Administrative expenses	5,592	1,020	—	6,612
Depreciation and amortization	8,648	17,485	(646)	25,487
Amortization of deferred gain relating to Golar Maria	(127)	—	127	—
Operating (loss) income	(11,857)	55,817	520	44,480
Interest income	1,298	266	(869)	695
Interest expense	—	11,381	(869)	(10,512)
Other financial items	(12,086)	(4,097)	(215)	(16,398)

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRUs; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

November 27, 2013
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited – +44 207 063 7900
Doug Arnell – Chief Executive Officer
Brian Tienzo – Chief Financial Officer
Stuart Buchanan – Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2013	2013	2013	2012	2012
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

Operating revenues	17,030	27,926	80,071	311,187	410,345

Vessel operating expenses	9,763	12,311	31,673	65,142	86,672
Voyage and commission expenses	5,011	1,780	8,511	7,150	9,853
Administrative expenses	5,592	5,587	15,471	18,107	25,013
Depreciation and amortization	8,648	8,865	26,319	64,782	85,524
Impairment of long-term assets	—	—	—	—	500
Total operating expenses	29,014	28,543	81,974	155,181	207,562

Gain on disposal of Golar Maria (includes amortization of deferred gain)	127	126	65,492	—	—
Other operating gains and losses	—	—	—	(27)	(27)

Operating (loss) income	(11,857)	(491)	63,589	155,979	202,756

Other non-operating income (expense)
Gain on loss of control	—	—	—	—	853,996
Dividend income	7,815	6,899	22,916	—	—
Gain on business acquisition	—	—	—	4,084	4,084
Other expenses	(3,422)	—	(3,422)	(151)	(151)
Total other non-operating income	4,393	6,899	19,494	3,933	857,929

Financial income (expenses)
Interest income	1,298	1,001	3,273	1,547	2,819
Interest expense	—	—	—	(23,760)	(31,924)
Other financial items	(12,086)	47,874	33,035	(10,457)	(13,763)
Net financial (expense) income	(10,788)	48,875	36,308	(32,670)	(42,868)

Income before taxes and equity in net earnings of affiliates	(18,252)	55,283	119,391	127,242	1,017,817
Taxes	712	613	2,112	(967)	(2,765)
Equity in net earnings (losses) of affiliates	4,409	3,073	9,899	418	(609)

Net (loss) income	(13,131)	58,969	131,402	126,693	1,014,443
Less:Net income attributable to non-controlling interests	—	—	—	(31,375)	(43,140)
Net (loss) income attributable to Golar LNG Ltd	(13,131)	58,969	131,402	95,318	971,303

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2013	2013	2013	2012	2012
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

Net (loss) income	(13,131)	58,969	131,402	126,693	1,014,443

Other comprehensive income:
Losses associated with pensions (net of tax)	—	—	—	—	(2,323)
Unrealized net gain on qualifying cash flow hedging instruments	884	1,046	3,892	2,855	1,547
Unrealized (loss) gain on investments in available-for-sale securities	(19,544)	13,465	32,566	—	5,911

Other comprehensive income	(18,660)	14,511	36,458	2,855	5,135
Comprehensive (loss) income	(31,791)	73,480	167,860	129,548	1,019,578

Comprehensive income attributable to:
Stockholders of Golar LNG Limited	(31,791)	73,480	167,860	98,272	978,532
Non-controlling interests	—	—	—	31,276	41,046

	(31,791)	73,480	167,860	129,548	1,019,578

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2013	2012
(in thousands of $)	Sep-30	Dec-31

ASSETS
Current
Cash and cash equivalents	56,049	424,714
Restricted cash	23,423	1,551
Other current assets	20,389	7,745
Amounts due from related parties	12,843	5,915
Short-term debt due from related party	20,000	—
Total current assets	132,704	439,925
Non-current
Restricted cash	3,111	—
Investment in available-for-sale securities	397,996	353,034
Investment in affiliates	352,947	367,656
Cost method investments	201,143	198,524
Newbuildings	822,422	435,859
Vessels and equipment	416,319	573,615
Other long-term assets	67,343	10,833
Amounts due from related parties	33,254	34,953
Total assets	2,427,239	2,414,399

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Current portion of long-term debt	9,400	14,400
Other current liabilities	68,372	68,622
Amounts due to related parties	689	4,037
Total current liabilities	78,461	87,059
Long-term
Long-term debt	402,413	490,506
Other long-term liabilities	86,215	72,515
Equity
Stockholders’ equity	1,860,150	1,764,319

Total liabilities and stockholders’ equity	2,427,239	2,414,399

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2013	2013	2013	2012	2012
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

OPERATING ACTIVITIES
Net income	(13,131)	58,969	131,402	126,693	1,014,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,648	8,865	26,319	64,782	85,524
Amortization of deferred tax benefits on intragroup transfers	(872)	(871)	(2,615)	(5,442)	(7,257)
Amortization of deferred charges and debt guarantee	444	219	509	1,112	1,900
Gain on disposal to Golar Partners (including amortization of deferred gain)	(127)	(126)	(65,492)	—	—
Equity in net (earnings) losses of affiliates	(4,409)	(3,073)	(9,899)	(293)	734
Dividend income from AFS and cost investments recognised in operating income	(7,815)	(6,899)	(22,916)	—	—
Dividend received from Golar Partners and GasLog	16,029	16,868	47,319	—	—
Gain on loss of control	—	—	—	—	(853,996)
Drydocking expenditure	—	554	(235)	(20,753)	(20,939)
Stock-based compensation	84	249	416	1,267	1,357
Loss on disposal of fixed assets	—	—	—	151	151
Gain on business acquisition	—	—	—	(4,084)	(4,084)
Change in market value of derivatives	9,355	(50,918)	(43,254)	(6,195)	—
Other current and long-term assets	(4,428)	(3,700)	(16,916)	(7,928)	(5,177)
Other current and long-term liabilities	19,363	(2,407)	13,140	(18,270)	8,348
Interest element included in capital lease obligations	—	—	—	273	401
Unrealized foreign exchange loss	(304)	—	(304)	5,061	11,905
Impairment of long-term assets	—	—	—	—	500
Net cash provided by operating activities	22,837	17,730	57,474	136,374	233,810

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2013	2013	2013	2012	2012
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(171)	(410)	(581)	(70,735)	(97,228)
Additions to newbuildings	(88,064)	(130,702)	(386,563)	(157,337)	(245,759)
Short-term loan to third party	—	(11,960)	(11,960)	—	—
Receipt from short term loan receivable from third party	484	—	484	—	—
Short-term loan to Golar Partners	(20,000)	(20,000)	—	—
Investment in subsidiary, net of cash acquired	—	—	—	(19,438)	(19,438)
Cash effect of the deconsolidation of Golar Partners	—	—	—	—	(85,467)
Vendor refinancing – loan repayment from Golar Partners	—	—	—	—	155,000
Additions to investments	—	—	(15,020)	(173)	(173)
Proceeds from disposal of business to Golar Partners	—	—	117,517	—	—
Proceeds from disposal of fixed assets	—	—	—	40	40
Restricted cash and short-term investments	(26,534)	1,551	(24,983)	(16,115)	2,325
Net cash used in investing activities	(114,285)	(161,521)	(341,106)	(263,758)	(290,700)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	—	250,000	442,241
Proceeds from long-term debt from related parties	—	—	—	200,000	200,000
Repayments of obligations under capital leases	—	—	—	(4,678)	(6,288)
Repayments of long-term debt	(2,350)	(2,350)	(7,050)	(41,566)	(45,166)
Repayments of long-term debt due to related parties	—	—	—	(280,000)	(280,000)
Financing costs paid	(5,491)	(47)	(5,538)	(4,279)	(7,842)
Cash dividends paid	(36,233)	(36,479)	(72,712)	(107,477)	(175,904)
Non-controlling interest dividends	—	—	—	(21,923)	(32,082)
Proceeds from exercise of share options	114	153	267	1,720	2,613
Proceeds from issuance of equity in subsidiaries to non-controlling interests	—	—	—	187,138	317,119
Net cash (used in) provided by financing activities	(43,960)	(38,723)	(85,033)	178,935	414,691
Net (decrease) increase in cash and cash equivalents	(135,408)	(182,514)	(368,665)	51,551	357,801
Cash and cash equivalents at beginning of period	191,457	373,971	424,714	66,913	66,913
Cash and cash equivalents at end of period	56,049	191,457	56,049	118,464	424,714

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehen- sive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity

Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	95,318	95,318	31,375	126,693
Dividends	—	—	—	—	(86,342)	(86,342)	—	(86,342)
Share options charge	—	1,268	—	—	—	1,268	—	1,268
Exercise of share options	170	2,764	—	—	(1,213)	1,721	—	1,721
Issuance of convertible bonds	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	(21,923)	(21,923)
Other comprehensive income	—	—	—	2,954	—	2,954	(99)	2,855
Golar Partners Equity Issuances	—	41,108	—	—	—	41,108	146,031	187,139
Impact of transfer of NR Satu to	—	83,031	—	—	—	83,031	(83,031)	—
Golar Partners

Balance at September 30, 2012	80,407	551,533	200,000	(31,994)	41,856	841,802	150,408	992,210

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehen- sive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity

Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319	—	1,764,319
Net income	—	—	—	—	131,402	131,402	—	131,402
Dividends	—	—	—	—	(72,712)	(72,712)	—	(72,712)
Share options charge	—	416	—	—	—	416	—	416
Exercise of share options	33	521	—	—	(287)	267	—	267
Other comprehensive income	—	—	—	36,458	—	36,458	—	36,458

Balance at September 30, 2013	80,537	654,979	200,000	17,728	906,906	1,860,150	—	1,860,150

Footnotes:

1.	Contributed Surplus is ‘capital’ that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 27, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Executive Officer